UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Glenfarne Merger Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378579 106

(CUSIP Number)

Brendan Duval, Chief Executive Officer

Glenfarne Merger Corp.

292 Madison Avenue, 19th Floor

New York, NY 10017

(212) 500-5454

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378579 106	SCHEDULE 13D	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS Glenfarne Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,956,335
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,956,335
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,956,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.5%
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 7,101,250 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253206), including 937,500 shares that are subject to forfeiture as described in such registration statement, and (ii) 855,085 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Reporting Person and the Issuer and the underwriters’ partial exercise of the over-allotment option granted in connection with the Issuer’s initial public offering. These securities are held directly by Glenfarne Sponsor, LLC (the “Sponsor”) and indirectly by Brendan Duval, who indirectly controls the Sponsor and serves as the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Duval and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 378579 106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Brendan Duval
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,956,335
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,956,335
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,956,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 22.5%
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 7,101,250 shares of the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253206), including 937,500 shares that are subject to forfeiture as described in such registration statement, and (ii) 855,085 shares of the Issuer’s Class A Common Stock underlying units (each unit consisting of one share of Class A Common Stock and one-third of one warrant to purchase of one share of Class A Common Stock), acquired pursuant to a Private Placement Units Purchase Agreement by and between the Reporting Person and the Issuer and the underwriters’ partial exercise of the over-allotment option granted in connection with the Issuer’s initial public offering. These securities are held directly by the Sponsor and indirectly by Brendan Duval, who indirectly controls the Sponsor and serves as the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Duval and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 378579 106	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on April 6, 2021 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Glenfarne Sponsor, LLC (the “Sponsor”) and Brendan Duval (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 292 Madison Avenue, 19th Floor, New York, NY 10017.

(c)	The Sponsor’s primary business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Duval is the Chief Executive Officer of the managing member of the Sponsor and the Chief Executive Officer and a director of the Issuer.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	The Sponsor is a Delaware limited liability company. Mr. Duval is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On April 20, 2021, the Sponsor paid the Issuer $450,850 for the additional private placement units (“Additional Private Placement Units”) in connection with the underwriters’ election to partially exercise the over-allotment option.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On April 16, 2021, the underwriters notified Glenfarne Merger Corp. (the “Company”) of their exercise of the over-allotment option in part and on April 20, 2021, the underwriters purchased 2,254,262 additional units (the “Additional Units”) at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $22,542,620.

Simultaneously with the sale of the Additional Units, the Company consummated the sale of 45,085 Private Placement Units at $10.00 per Additional Private Placement Unit, generating additional gross proceeds of $450,850.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	and (b) As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 7,956,335 shares of Class A Common Stock, consisting of (i) 7,101,250 shares of Class A Common Stock issuable upon conversion of Founder Shares (including 937,500 that are subject to forfeiture) and (ii) 855,085 shares of Class A Common Stock included in the Private Placement Units, in each case directly held by the Reporting Person, representing approximately 22.5% of the outstanding shares of Class A Common Stock (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares). This does not include shares issuable upon exercise of the Private Warrants included in the Private Placement Units, because the Private Warrants are not exercisable within the following 60 days.

CUSIP No. 378579 106	SCHEDULE 13D	Page 4 of 5 Pages

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 28,109,347 shares of Class A Common Stock outstanding and 7,187,500 shares of Class B Common Stock outstanding, in each case as of April 20, 2021, based on the number of shares reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on March 29, 2021, and giving effect to the issuance of the Additional Units and the Additional Private Placement Units.

By virtue of his control of the Sponsor, Mr. Duval has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Class A Common Stock beneficially owned by the Sponsor.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Class A Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the additional information included in Item 4 of this Amendment No. 1.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 378579 106	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2021

Glenfarne sponsor, LLC
By Glenfarne Infrastructure Holdings, LLC
its Managing Member

By:	/s/ Brendan Duval
Name: Brendan Duval
Title: Chief Executive Officer

/s/ Brendan Duval
Brendan Duval